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                                                                     EXHIBIT 4.7

December 20, 2001

Mr. Frank ten Brink
Waste Systems, Inc.
28161 N. Keith Drive
Lake Forest, Illinois 60045


VIA FACSIMILE: (847) 367-9462


Dear Mr. Ten Brink:

     As the Amended and Restated Secured Promissory Note dated October 1, 1998 in the principle amount of $5,229,378.97, payable to Waste Systems, Inc. ("WSI") has matured October 1, 2001, we are requesting to renegotiate and extend the note under the following terms to July 1, 2002.

Proposed Terms:

a)   Maturity. The Note will mature July 1, 2002.

b) Repayment of principal: 3CI will repay $200,000 in principal upon execution of this agreement. Additionally 3CI will make an additional principal payment in the amount of $200,000 on March 31, 2002

c) Revolver Facility: WSI will allow 3CI to draw up to $100,000 from a new revolver facility, which facility will also expire July 1, 2002.

d) Interest Rate, starting October 1, 2001. Wall Street Journal "Money Rates" (Southwestern Edition) Prime Rate plus 1.0% per annum not to exceed 13%.


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Mr. Frank ten Brink
December 20, 2001
Page 2


e) Interest Payments. Interest payable quarterly in arrears on the first day of the succeeding quarter.

f) Financial Covenant. The Amended and Restated Note will contain a minimum EBITDA covenant of $1,500,000 for the six months ending March 31, 2001 and for June 30, 2002. Such covenant will be measured on a trailing six months basis and will not include the effect, if any, of the one-time write down or loss on disposal of assets. If the minimum EBITDA goal is not obtained for the 6 months period ended March 31, 2002, a fee equal to 5% per annum for the six months period will be assessed payable by April 30, 2002. If the minimum EBITDA goal is not reached for second six months period ended June 30, 2002, a fee equal to 5% per annum for the six months then ended will be assessed and payable by July 31, 2002. The Note as amended will not contain a minimum net income covenant nor a minimum shareholder equity covenant currently contained in the Note subparagraph (h) and (I) on page 3 of the 3CI Note.

g) Confirmation of Existing Liens. The Company will ratify and confirm all existing liens in favor of WSI securing the Note.

h) Payment of WSI Fees and Expenses. The Company shall pay all of WSI's reasonable legal fees and expenses incurred by it in connection with the negotiation and documentation of the Proposed Note and related documents and instruments.

i) Waiver of Existing Defaults. WSI will waive, if applicable, all existing events of default under the Note through October 1, 2001.

Please indicate your acceptance by signing and faxing back to me.

Yours truly,

/s/ John R. Weaver
John R. Weaver
CFO

/s/ Frank J.M. ten Brink
Frank J.M. ten Brink
Vice President
Waste Systems, Inc.